Exhibit 99.1

Lanvin Group Holdings Limited to Hold Annual General Meeting on December 11, 2024

NEW YORK, November 19, 2024 /PRNewswire/ — Lanvin Group Holdings Limited (NYSE: LANV, the “Company” or “Lanvin Group”), a global luxury fashion group, today announced that it will hold its annual general meeting of the shareholders (the “AGM”) virtually through a live webcast and teleconference on December 11, 2024 at 9:00 AM EST. No proposals will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders to discuss Company affairs with the board and executive management. The notice of the AGM and the proxy statement for the AGM are available on the Company’s website at https://ir.lanvin-group.com.

Only holders of record of the Company’s ordinary shares with a par value of US$0.000001 each at the close of business on November 22, 2024 New York time are entitled to receive notice of, to attend and to vote at the AGM or any adjournment or postponement thereof.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2023 (the “Form 20-F”), with the United States Securities and Exchange Commission (the “SEC”). The Form 20-F can be accessed on the Company’s website at https://ir.lanvin-group.com and on the SEC’s website at http://www.sec.gov.

About Lanvin Group

Lanvin Group is a leading global luxury fashion group headquartered in Shanghai, China, managing iconic brands worldwide including Lanvin, Wolford, Sergio Rossi, St. John Knits, and Caruso. Harnessing the power of its unique strategic alliance of industry-leading partners in the luxury fashion sector, Lanvin Group strives to expand the global footprint of its portfolio brands and achieve sustainable growth through strategic investment and extensive operational know-how, combined with an intimate understanding and unparalleled access to the fastest-growing luxury fashion markets in the world. Lanvin Group is listed on the New York Stock Exchange under the ticker symbol “LANV”. For more information about Lanvin Group, please visit www.lanvin-group.com, and to view our investor presentation, please visit https://ir.lanvin-group.com.

Enquiries:

Investors

Lanvin Group

Coco Wang

coco.wang@lanvin-group.com